UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ExpressJet Holdings, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
30218U108

(CUSIP Number)
Chris Kirkpatrick, Esq.
Hayman Advisors, L.P.
2626 Cole Avenue, Suite 200
Dallas, Texas 75204
(214) 347-8050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30218U108

1	NAMES OF REPORTING PERSONS. Hayman Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,504,725

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,504,725

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,504,725

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* See Item 3.

CUSIP No.	30218U108

1	NAMES OF REPORTING PERSONS. Hayman Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		3,504,725

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,504,725

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,504,725

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*See Item 3.

CUSIP No.	30218U108

1	NAMES OF REPORTING PERSONS. J. Kyle Bass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,504,725

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,504,725

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,504,725

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC
*See Item 3.

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2008 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated in its entirety to read as follows:
     The Reporting Persons have acquired an aggregate of 3,504,725 shares of common stock (the “Shares”), which are reported herein, in open market transactions for an aggregate purchase price of $11,827,465 (excluding commissions). The source of funds for the purchase of the Shares was the general working capital of the purchaser.
Item 5. Interest in Securities of the Issuer.
     Item 5(c) is hereby amended and supplemented as follows:
     (c)   Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below.

Transaction	Effecting		Shares	Price	Description
Date	Person(s)	Shares Acquired	Disposed	Per Share(1)	of Transaction
11/26/2007	Hayman Capital Master Fund, L.P.	10,000	0	$2.67	Open market
12/27/2007	Hayman Capital Master Fund, L.P.	10,100	0	$2.69	Open market
1/10/2008	Hayman Capital Master Fund, L.P.	56,000	0	$2.84	Open market
1/10/2008	Hayman Capital Master Fund, L.P.	100,000	0	$2.42	Open market
1/11/2008	Hayman Capital Master Fund, L.P.	133,794	0	$2.39	Open market
1/14/2008	Hayman Capital Master Fund, L.P.	5,756	0	$2.20	Open market
1/15/2008	Hayman Capital Master Fund, L.P.	155,000	0	$2.23	Open market
1/16/2008	Hayman Capital Master Fund, L.P.	75,000	0	$2.8170	Open market
1/17/2008	Hayman Capital Master Fund, L.P.	61,350	0	$2.8419	Open market
1/18/2008	Hayman Capital Master Fund, L.P.	250,000	0	$2.75	Open Market
1/22/2008	Hayman Capital Master Fund, L.P.	88,269	0	$2.3418	Open Market

(1)	Average price per share excluding commissions.
     Except as otherwise described herein, no transactions in the common stock of the Issuer were effected during the past sixty days by any Reporting Person.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2008	Hayman Advisors, L.P.

	By:	Hayman Investments, L.L.C.
	Its:	General Partner

	By: Name:	/s/ J. Kyle Bass J. Kyle Bass
	Title:	Managing Member

Hayman Investments, L.L.C.

	By:	/s/ J. Kyle Bass

	Name:	J. Kyle Bass
	Title:	Managing Member

J. Kyle Bass

	By:	/s/ J. Kyle Bass

	Name:	J. Kyle Bass